051244


03050835



M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83- 5 **FISCAL YEAR:**

(03/94)



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

File No. 83-5
Regulation IFC: Rule 3

April 15, 2003


RECD S.E.C.
APR 15 2003

United States Securities
and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its US$1,000,000,000 3.0 per cent. Notes due April 15, 2008 under its Global Medium-Term Program, dated April 15, 2003.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

D.S. McLean

pp Jennifer A. Sullivan
General Counsel

83-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
US$1,000,000,000 3.0% Global Notes due April 15, 2008
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 15, 2003

The following information regarding an issue of US$1,000,000,000 aggregate principal amount of Notes due 2008 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated September 17, 2002 (the "Information Statement"), the Prospectus dated November 17, 1999 (the "Prospectus"), the Program Agreement, as amended and Standard Provisions dated as of November 17, 1999, as amended (the "Program Agreement"), the Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York dated as of November 18, 1991 (the "Fiscal Agency Agreement"), the Pricing Supplement dated April 8, 2003 (the "Pricing Supplement"), and the Terms Agreement dated as of April 8, 2003 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by referral from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. US$1,000,000,000 3.0%. Global Notes due April 15, 2008.

Notes will be originally issued and available in uncertified book-entry form ("Book-entry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg. Book-entry Notes will be exchangeable in like aggregate principal amount without charge pursuant to the provisions of "Exchanges and Transfers". After original issuance, all Book-entry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. See Pricing Supplement, Description of the Notes and Terms and Conditions of the Notes, Conditions 1 and 7.

(b) Interest Rate/Interest Payment Date. 3.0 per cent. per annum payable semi-annually in arrears on April 15 and October 15 in each year, commencing October 15, 2003. See, Pricing Supplement, Description of the Notes.

(c) Maturity Date. April 15, 2008.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Pricing Supplement, Terms and Conditions of the Notes, Condition 4.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Pricing Supplement, Terms and Conditions of the Notes, Condition 2.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Pricing Supplement, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 31.

(h) Other Material Provisions. Application has been made to list the Notes on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.381% of the aggregate principal amount of the Notes less certain fees and expenses. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. HSBC Securities (USA) Inc. has been appointed Stabilization Manager.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Pricing Supplement, "Provisions Relating to Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles.

Item 7. Exhibits

A. Information Memorandum (September 17, 2002);*

B. Prospectus (November 17, 1999);**

C. Program Agreement and Standard Provisions (as of November 17, 1999); **

D. Fiscal Agency Agreement (as of November 18, 1991);***

E. Amendment No. 1 to Program Agreement (as of December 31, 2001);

F. Pricing Supplement (April 8, 2003);

G. Terms Agreement (as of April 8, 2003);

H. Resolution No. IFC 02-31, adopted June 12, 2001 by the Board of Directors of the Corporation;

I. Legal Opinion of Jennifer A. Sullivan, General Counsel of the Corporation dated April 15, 2003;

J. Legal Opinion of Jennifer A. Sullivan, General Counsel of the Corporation, dated April 15, 2003; and

K. Certificate of an Officer of IFC pursuant to clause 6.1 of the Standard Provisions dated April 15, 2003.

---

* Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated September 12, 2001.

** Filed on December 20, 1999.

*** Filed on April 27, 2001.

Exhibit E

INTERNATIONAL FINANCE CORPORATION
Global Medium-Term Note Program

AMENDMENT No. 1 TO PROGRAM AGREEMENT

Reference is made to the Program Agreement dated as of November 17, 1999 (the "Program Agreement") between International Finance Corporation (the "Corporation") and Morgan Stanley & Co. International Limited (the "Arranger"), and to the Standard Provisions attached thereto as Annex I. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Program Agreement and Standard Provisions.

The parties hereto agree as follows:

1. Pursuant to Clause 10 of the Program Agreement, the parties hereto agree to amend Clause 5.7 of the Standard Provisions by deleting it in its entirety and by substituting the following new Clause 5.7:

    "5.7 The Corporation will (without prejudice to Clause 5.6 above) procure, in relation to each issue of Notes, that the Prospectus distributed in connection therewith shall have been updated by incorporation by reference of the Corporation's Information Statement as filed with the SEC within twelve months prior to the relevant Settlement Date, or, at the discretion of the Corporation, such longer period not to exceed fifteen months prior to the relevant Settlement Date."

2. Pursuant to Clause 10 of the Program Agreement, the parties hereby agree to amend Exhibit D, Section (d) to the Standard Provisions, Selling Restrictions, by deleting the phrase "U.K. Financial Services Act 1986" in the second line and replacing it with the phrase "Financial Services and Markets Act 2000", so that such subsection reads in its entirety :

    "(d) **United Kingdom** Each Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom."

Except as modified herein, the Program Agreement and Standard Provisions remain in full force and effect.

This Amendment No.1 shall be governed by, and construed in accordance with, the laws of the State of New York.

This Amendment No. 1 may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument.

Signed as of December 31, 2001

INTERNATIONAL FINANCE CORPORATION

By:



Name: John Borthwick
Title: Chief Financial Operations Officer

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:



Name: HARRY STANLEY
Title: EXECUTIVE DIRECTOR

Exhibit F

83-5

Pricing Supplement dated April 8, 2003

International Finance Corporation

Global Medium-Term Note Program
Series No: 504
U.S.$1,000,000,000 3.0% Global Notes due April 15, 2008

Issue price: 99.481 per cent.

HSBC

Nomura Securities

BNP Paribas

Citigroup

Daiwa Securities SMBC Europe

JPMorgan

Mizuho International plc

Morgan Stanley

UBS Warburg

This document ("Pricing Supplement") is issued to give details of an issue of Notes (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program.

This Pricing Supplement supplements the terms and conditions set out in the Prospectus dated November 17, 1999, which is made a part hereof as if set forth herein and all documents incorporated by reference therein (collectively, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the same meaning as in the Prospectus.

The issue of the Notes was authorized by a resolution of the Board of Directors of the Corporation, Resolution No. IFC 02-31 of the Corporation dated June 12, 2002.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE DISTRIBUTION OF THIS PRICING SUPPLEMENT OR THE PROSPECTUS AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRICING SUPPLEMENT OR THE PROSPECTUS COMES ARE REQUIRED BY THE CORPORATION, THE DEALERS AND THE ARRANGER (AS DEFINED IN THE PROSPECTUS) TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTION. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS PRICING SUPPLEMENT OR THE PROSPECTUS, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

DESCRIPTION OF THE NOTES

The U.S.$1,000,000,000 3.0% Global Notes due April 15, 2008 (the "Notes") will be direct, unconditional, general and unsecured obligations of the Corporation ranking *pari passu* and without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. Interest on the Notes at a rate of 3.0 per cent. per annum will accrue from and including April 15, 2003 to but excluding their date of maturity and will be payable in U.S. dollars semi-annually on each October 15 and April 15 of each year, commencing October 15, 2003.

Original Issuance

On original issuance, all Notes will be issued as Book-entry Notes through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, société anonyme, Luxembourg ("Clearstream"). After original issuance, all Book-entry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. The terms "Book-entry Notes" and "Holding Institutions" are defined under "Terms and Conditions" below.

Book-entry System

The Federal Reserve Bank of New York, as Fiscal Agent, will take delivery of and hold Book-entry Notes as record owner and custodian for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Book-entry Notes through their respective Federal Reserve Bank or Branch. Transfers of Book-entry Notes between Holding Institutions can be made through the Federal Reserve Book-entry System.

The aggregate holdings of Book-entry Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Book-entry Notes. With respect to Book-entry Notes, Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on the books of the Federal Reserve Banks, ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions, transmitting to the Corporation, through the Federal Reserve Bank of New York, any notices received from holders of Book-entry Notes pursuant to the provisions described under "Terms and Conditions—Events of Default" and transmitting to Holding Institutions any notices required under any repurchase or redemption provisions of the Notes. Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain Book-entry Notes. The Federal Reserve Banks will not record pledges of Book-entry Notes.

The Corporation will not impose fees in respect of Book-entry Notes; however, owners of Book-entry Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Book-entry Notes are held.

TERMS AND CONDITIONS

The following is the text of the terms and conditions that will apply to the Notes to which this Pricing Supplement relates. This text supersedes and replaces the section entitled "Terms and Conditions of the Notes" in the Prospectus in its entirety.

1. Aggregate Principal Amount, Form and Denominations

Each Note is one of an authorized issue of Notes in the aggregate principal amount of US$1,000,000,000 known as the IFC U.S.$1,000,000,000 3.0% Global Notes due April 15, 2008.

Notes will be originally issued and available only in uncertified book-entry form ("Book-entry Notes"), in denominations of US$1,000 or any integral multiple thereof. Book-entry Notes will be exchangeable in like aggregate principal amount without charge pursuant to the provisions of "Exchanges and Transfers".

2. Status

The Notes constitute direct, unconditional, general and unsecured obligations of the Corporation ranking *pari passu* and without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

3. Payments of Principal and Interest

The principal of and interest on the Notes will be payable at a designated office or agency of the Corporation in New York City in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts ("U.S. dollars" or "U.S.$"); provided that, at the Corporation's option, principal of and interest on Book-entry Notes may be paid by credit to Federal Reserve Bank or Branch accounts of Holding Institutions (as defined below) holding such Book-entry Notes (including as depositories for Euroclear and Clearstream, for the benefit of holders of Notes through Euroclear and Clearstream, respectively). A "Holding Institution" is a depository or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Corporation's fiscal agent (the "Fiscal Agent") for the Notes pursuant to a Fiscal Agency Agreement.

If any date for payment in respect of any Note is not a day on which the Federal Reserve Bank of New York is open for business (a "Federal Reserve Business Day"), the holder thereof shall not be entitled to payment until the next following Federal Reserve Business Day, and no further interest shall be paid in respect of the delay in such payment.

The Notes will bear interest from and including April 15, 2003 to but excluding their date of maturity at the rate of 3.0% per annum, payable semi-annually in arrear on each October 15 and April 15 of each year, commencing October 15, 2003. Should the Corporation fail to redeem the Notes when due, interest shall not cease to accrue but shall continue to accrue until the actual redemption of the Notes but not beyond the fifteenth day after a publication is made by the Fiscal Agent to the effect that the

necessary funds for redemption have been provided to the Fiscal Agent. Where interest is to be calculated in respect of a period of other than one year, it will be calculated on the basis of a 360 day year of 12 months of 30 days each.

4. Redemption and Purchase

Unless previously purchased and cancelled, the Notes will be redeemed by the Corporation at maturity on April 15, 2008 at 100 per cent. of their principal amount. The Notes are not redeemable prior to maturity. The Corporation may at any time purchase Notes at any price in the open market or otherwise. Notes purchased by the Corporation may be surrendered for cancellation.

5. Title

The Corporation may deem and treat the Federal Reserve Bank of New York, in respect of all Book-entry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effectual to discharge the liability of the Corporation upon the Book-entry Notes to the extent of the sum or sums so paid. As custodian of Book-entry Notes, the Federal Reserve Bank of New York may deem and treat the other Federal Reserve Banks and Branches, and Holding Institutions located in the Second Federal Reserve District, holding any Book-entry Note as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, will be valid and effectual to discharge the responsibility of the Federal Reserve Bank of New York with respect to such Book-entry Note to the extent of the sum or sums so paid.

6. Record Date

The record date for the purpose of payment of interest or principal on the Notes shall be as of the close of business at the Federal Reserve Bank of New York on the day preceding any interest payment date for holders of Book-entry Notes. If any such day is not a Federal Reserve Business Day, the record date shall be the next preceding Federal Reserve Business Day.

7. Exchanges and Transfers

Book-entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Transfers of Book-entry Notes between holders through Euroclear or Clearstream and holders through Holding Institutions will be effected through the book-entry accounts of the Holding Institutions with the Federal Reserve Bank of New York, thereby increasing or decreasing each Holding Institution's respective holdings of the Notes on behalf of Euroclear or Clearstream. Notes may be transferred between participants within Euroclear and within Clearstream, and between Euroclear and Clearstream participants, in accordance with procedures established for this purpose from time to time by Euroclear and Clearstream.

8. Events of Default

If the Corporation shall either (a) fail to pay when due the principal of, premium (if any), or interest on any Note or (b) fail to pay when due in aggregate an amount equal to or exceeding U.S.$20,000,000

or its equivalent in any other relevant currency or currencies of the principal of, premium (if any), or interest on, any Note of another series, or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note may deliver or cause to be delivered (through the holder, if any, immediately preceding it and any other intermediate holder in the chain to the Federal Reserve Bank of New York, and then through the Federal Reserve Bank of New York) to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes held by it (the CUSIP number and aggregate principal amount of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults theretofore existing shall have been cured.

9. Notices

All notices regarding the Notes shall be published (a) so long as the Notes are listed on the Luxembourg Stock Exchange, in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg and (b) in a leading daily newspaper in the English language and of general circulation in New York. It is expected that such notices will normally be published in the *Luxemburger Wort* in Luxembourg and *The Wall Street Journal* in New York.

10. Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Articles of Agreement constituting the Corporation, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any), and interest due on the Notes will be paid to the Fiscal Agent without deduction in respect of any such tax.

Under the Articles of Agreement constituting the Corporation, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member (i) which tax discriminates against the Notes solely because they are issued by the Corporation, or (ii) if the sole jurisdiction basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

11. Further Issues

The Corporation may from time to time without the consent of the holders of the Notes create and issue further Notes so as to form a single issue with the Notes.

12. Governing Law

The validity and the terms and conditions of the Notes will be governed by the law of the State of New York.

PROVISIONS RELATING TO DISTRIBUTION

a.	(i)	If syndicated, names of Managers:	HSBC Securities (USA) Inc. Nomura International plc BNP Paribas Citigroup Global Markets Inc. Daiwa Securities SMBC Europe Limited J.P. Morgan Securities, Ltd. Mizuho International Morgan Stanley & Co. International Limited UBS Limited
	(ii)	Stabilizing Manager:	HSBC Securities (USA) Inc.
	(iii)	Commissions and Concessions:	Combined management and underwriting commission of 0.025 per cent of the principal amount of the Notes. Selling concession of 0.075 per cent of the principal amount of the Notes.
b.		Additional selling restrictions:	The paragraph contained in the "Sales Restrictions" section set out under the heading "United Kingdom" in the section entitled "Plan of Distribution" in the Prospectus shall be deemed to be deleted and replaced with the following: "Each of the Dealers has represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom."

OPERATIONAL INFORMATION

a.	(i)	ISIN:	US45950KAL44
	(ii)	CUSIP:	45950K AL 4
b.		Common Code:	016702811
c.		Delivery:	Delivery against payment

OTHER RELEVANT TERMS

a.	Listing:	Luxembourg Stock Exchange

STABILIZING

In connection with this issue and for a limited period after the issue date, the Stabilizing Manager may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. There may be, however, no obligation on the Stabilizing Manager to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

MATERIAL ADVERSE CHANGE STATEMENT

There has been no material adverse change in the financial position or prospects of the Corporation since the date of the Financial Statements included in the most recently published Information Statement of the Corporation.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all that is material in the context of the issue of the Notes.

Signed on behalf of the Corporation:

By: 
Duly authorized signatory

PRINCIPAL OFFICE
OF THE CORPORATION
International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, DC 20433
U.S.A.

FISCAL AGENT
Federal Reserve Bank of New York
33 Liberty Street
New York, N.Y. 10045

LISTING AGENT (LUXEMBOURG), PAYING AGENT
AND TRANSFER AGENT
Dexia Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
Luxembourg, L-2450
Luxembourg

AUDITORS TO THE CORPORATION
Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street, N.W.
Washington, D.C. 20004
U.S.A.

LEGAL ADVISERS TO THE DEALERS

In respect of English law

Linklaters
1345 Avenue of the Americas
New York, NY 10105
U.S.A.

In respect of United States Law

Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, N.W.
Washington, DC 20006
U.S.A.

Exhibit G

EXECUTION COPY

83-5

03 APR 21

TERMS AGREEMENT NO. 504 UNDER THE STANDARD PROVISIONS

As of April 8, 2003

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S.$1,000,000,000 3.0% Global Notes due April 15, 2008 (the "**Notes**") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "**Pricing Supplement**") on April 15, 2003 (the "**Settlement Date**") at an aggregate purchase price of US$993,810,000 (which is 99.381% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of November 17, 1999 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1, and the secretary's certificate of the Corporation referred to in Clause 6.2, of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a comfort letter of the Corporation's accountants addressed to the undersigned and dated the Settlement Date, and (ii) the validity opinion of the Corporation's internal counsel (or a reliance letter relating thereto) referred to in Clause 6.3 of the Standard Provisions; provided, the delivery of such validity opinion (or a reliance letter relating thereto) by the Corporation shall be subject to the condition that counsel to

the undersigned also shall have delivered a validity opinion (or a reliance letter relating thereto) to the undersigned on the Settlement Date; (iii) the disclosure letter of the corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions, and (iv) the disclosure letter of Sullivan & Cromwell referred to in Clause 6.5 of the Standard Provisions.

6 The Corporation agrees that it will issue the Notes, and each of the Managers named below severally and not jointly agrees to purchase the principal amount of the Notes set forth opposite its name on Schedule I hereto, at the purchase price specified above (being equal to the issue price of 99.481 per cent less a combined management and underwriting fee of 0.025 per cent of the principal amount and a selling concession of 0.075 per cent of the principal amount).

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in Book-entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021-000-021 (JPMCHASE/HSBCSI); and payment for the Notes shall be effected by transfer of the purchase price specified above in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Managers have appointed HSBC Securities (USA) Inc. as Stabilizing Manager with respect to this issue of Notes.

9 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

10 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

11 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

12 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; *provided, however,* that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

14 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC Securities (USA) Inc.
Nomura International plc
BNP Paribas
Citigroup Global Markets Inc.
Daiwa Securities SMBC Europe Limited
J.P. Morgan Securities Ltd.
Mizuho International plc
Morgan Stanley & Co. International Limited
UBS Limited

By: HSBC SECURITIES (USA) INC.
NOMURA INTERNATIONAL plc
(the "Lead Managers")

By: HSBC SECURITIES (USA) INC.



By:
Name: JAMES BRUCIA
Title: MANAGING DIRECTOR

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 
Name:
Title:

SCHEDULE I

Joint Lead Managers	Principal Amount of Notes
HSBC Securities (USA) Inc.	$447,500,000
Nomura International plc	$447,500,000

	Underwriting Commitments	Allotments
Co-Managers:		
BNP Paribas	15,000,000	15,000,000
Citigroup Global Markets Inc.	15,000,000	15,000,000
Daiwa Securities SMBC Europe Limited	15,000,000	15,000,000
J.P. Morgan Securities Ltd.	15,000,000	15,000,000
Mizuho International plc	15,000,000	15,000,000
Morgan Stanley & Co. International Limited	15,000,000	15,000,000
UBS Limited	15,000,000	15,000,000
Total:	**1,000,000,000**	**1,000,000,000**

SCHEDULE II

Notice Details of each Lead Manager:

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, N.Y. 10018

Attention: Jeff Diehl

Telephone: 212-525-3145

Fax: 212-525-0238

Nomura International plc

Nomura House

1 St. Martin's-le-Grand

London ECIA 4NP

England

Attention: MTN Trading

Telephone: 44 207 236 8056

Fax: 44 207 521 2616

Exhibit H



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 02-31

FY03 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to issue cash settled warrants ("Cash Settled Warrants") from time to time to investors willing to take positions on interest rates, exchange rates and/or commodity or equity prices in various markets, including stock market indices;

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY03 in order to prefund a portion of the Corporation's FY04 borrowing requirements after completion of the FY03 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from June 13, 2002 through June 30, 2003 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$3,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (H) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from June 13, 2002 through June 30, 2003 (both dates inclusive), subject to completion of its FY03 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY04 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$1,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(C) THAT, during the period from June 13, 2002 through June 30, 2003 (both dates inclusive), the Corporation is authorized to issue and sell Cash Settled Warrants with respect to interest rates, currencies and/or commodity or equity prices (which may include stock market indices), or combinations thereof, provided that the aggregate net proceeds to the Corporation from the sale of such Cash Settled Warrants does not exceed US$150,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the Cash Settled Warrants are agreed;

(D) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory or optional redemption or prepayment provisions of such Obligation;

(E) THAT, during the period from June 13, 2002 through June 30, 2003 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (D) above;

(F) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations or Cash Settled Warrants authorized under paragraphs (A),

(B), (C), (D) or (E), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations or Cash Settled Warrants, and receive, or arrange for receipt of, payment therefor; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations or Cash Settled Warrants; (iii) apply, if necessary, for the listing of such Obligations or Cash Settled Warrants on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(G) THAT, with respect to Obligations, or coupons issued in connection therewith, or Cash Settled Warrants, any Authorized Officer may sign by manual or facsimile signature; and

(H) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President, any Vice President, and the Director and Treasurer, Treasury Department of the Corporation; and (ii) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President, any Vice President or the Treasurer and Director, Treasury Department of the Corporation.

This Resolution supersedes Resolution No. IFC 01-38, adopted by the Board of Directors of the Corporation on June 14, 2001.

Exhibit I



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

03 APR 21 AM 7:21

April 15, 2003

HSBC Securities (USA) Inc.
Nomura International plc
on behalf of the Managers
452 Fifth Avenue
New York, N.Y. 10018

Attention: Ian Kirschner

International Finance Corporation
US$1,000,000,000 3.0%
Global Notes due April 15, 2008 (the "Notes")
Series 504 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I am General Counsel of International Finance Corporation (the "Corporation") and, as such, I am delivering this opinion to you today in connection with the issue and sale today by the Corporation of its US$1,000,000,000 3.0% Global Notes due April 15, 2008 (the "Notes"), under the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001 (the "Standard Provisions"), and the Terms Agreement dated as of April 8, 2003, between the Corporation and the Managers named therein (the "Terms Agreement"). Capitalized terms used in this opinion without definition have the respective meanings specified in the Standard Provisions.

In so acting I have reviewed (i) the proceedings of the Corporation authorizing the issuance of the Notes, and (ii) the documents relating to the issuance and sale of the Notes. The Notes will be issued as Book-entry Notes through the Federal Reserve Bank of New York.

In connection with such review, I have examined among other things:

(a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Board of Directors of the Corporation;

(b) Resolution No. IFC 02-31 approved by the Board of Directors of the Corporation on June 12, 2002, relating, inter alia, to the authorization, creation, execution, issue and sale of the Notes;

(c) the Standard Provisions, including the forms of Terms Agreement and Appointment Agreement attached thereto;

(d) the Program Agreement dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001, between the Corporation and Morgan Stanley & Co. International Limited (the "Program Agreement");

(e) the Fiscal Agency Agreement dated as of November 18, 1991, between the Corporation and the Federal Reserve Bank of New York, as Fiscal Agent (the "Fiscal Agency Agreement");

(f) the Prospectus dated November 17, 1999 (the "Prospectus");

(g). the Pricing Supplement dated April 8, 2003;

(h) the Terms Agreement;

(i) such other documents relating to the authorization, creation, execution, issue, sale and delivery of the Notes, and the authorization and execution of the Terms Agreement, Pricing Supplement, Program Agreement and the Fiscal Agency Agreement, and such other documentation as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

(i) the Corporation is an international organization duly established and existing under its Articles of Agreement;

(ii) the Corporation has obtained all governmental approvals and other consents, approvals and other authorizations required pursuant to the Articles of Agreement for the execution and delivery by it of the Terms Agreement and the Pricing Supplement and for the creation, execution, issue, sale and delivery of the Notes;

(iii) the Corporation has full legal capacity under its Articles of Agreement to enter into, and perform its obligations under, execute and carry out the terms of the Terms Agreement and the Fiscal Agency Agreement, to execute the Pricing Supplement and to execute, deliver and perform its obligations under any Notes, and to carry out the terms of the Notes as set forth in the Pricing Supplement;

(iv) the Notes have been duly authorized, issued and delivered and constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v) the Pricing Supplement and the Terms Agreement have been duly authorized, executed and delivered by the Corporation;

(vi) the Program Agreement has been duly authorized, executed and delivered by the Corporation;

(vii) the Fiscal Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Fiscal Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(viii) after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in Article III, Section 6(i) of its Articles of Agreement;

(ix) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended; and

(x) the Corporation will have filed as of the date hereof with the United States Securities and Exchange Commission a report containing the information and documents specified in Schedule A of Part 289 of Title 17, Chapter II of the Code of Federal Regulations, in connection with the sale of the Notes pursuant to the Program Agreement and the Terms Agreement.

In giving the opinions stated in paragraphs (iii), (iv), (v), (vi) and (vii) hereof, I express no opinion as to New York law, which law is expressed to govern the Fiscal Agency Agreement, the Terms Agreement and the Notes, respectively, and as to which you have received today an opinion from Sullivan & Cromwell dated the date hereof.

This opinion is addressed to you solely for your benefit and no one, other than yourselves, may rely thereon without my express consent, except that Sullivan & Cromwell, in connection with its legal opinion dated the date hereof, may rely on the opinion set forth herein.

Very truly yours,





Jennifer A. Sullivan
General Counsel

Exhibit J



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

April 15, 2003

HSBC Securities (USA) Inc.
Nomura International plc
on behalf of the Managers
452 Fifth Avenue
New York, N.Y. 10018

Attention: Ian Kirschner

International Finance Corporation
US$1,000,000,000 3.0%
Global Notes due April 15, 2008 (the "Notes")
Series 504 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

This is with reference to the Prospectus dated November 17, 1999, as amended or supplemented from time to time, and any documents incorporated therein by reference (collectively, the "Prospectus") of International Finance Corporation (the "Corporation"), relating to the issuance from time to time of Global Medium-Term Notes (the "Notes"), and with reference to the Pricing Supplement dated April 8, 2003 to the Prospectus in connection with the issue and sale by the Corporation of its US$1,000,000,000 3.0% Global Notes due April 15, 2008 (the "Notes") under the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001, and the Terms Agreement dated as of April 8, 2003 between the Corporation and the Managers listed on Schedule A hereto.

The Prospectus has been prepared under my supervision, and I am generally familiar with the operations of the Corporation as a result of the performance of my duties as General Counsel of the Corporation. Although I have not independently verified the accuracy, completeness or fairness of all statements contained in the Prospectus and do not assume responsibility therefor, nothing has come to my attention which has caused me to believe that the Prospectus, as of the date hereof, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus or incorporated therein by reference. In rendering the foregoing, we have relied, with their approval, upon the opinion of Sullivan & Cromwell delivered to us dated the date hereof relating to certain tax matters.

This letter is furnished by me as General Counsel of the Corporation addressed to you as Managers and is solely for your benefit.

Very truly yours,



PP Jennifer A. Sullivan
General Counsel

SCHEDULE A

HSBC Securities (USA) Inc.

Nomura International plc

BNP Paribas

Citigroup Global Market Inc.

Daiwa Securities SMBC Europe Limited

J.P. Morgan Securities Ltd.

Mizuho International plc

Morgan Stanley & Co. International Ltd.

UBS Limited

Exhibit K


IFC

2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

April 15, 2003

HSBC Securities (USA) Inc.
Nomura International plc
on behalf of the Managers
452 Fifth Avenue
New York, N.Y. 10018

Attention: Ian Kirschner

International Finance Corporation
US$1,000,000,000 3.0%
Global Notes due April 15, 2008 (the "Notes")
Series 504 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I refer to the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001 (the "Standard Provisions") relating to the offering of Global Medium-Term Notes of International Finance Corporation (the "Corporation") and the Terms Agreement dated as of April 8, 2003 between the Corporation and the Managers named therein (the "Terms Agreement") relating to the Notes.

Being a duly authorized signatory, I hereby certify, pursuant to Section 6.1 of the Standard Provisions, that (i) the representations and warranties of the Corporation contained in Clause 2 of the Standard Provisions are true and correct on and as of the date hereof, and (ii) the Corporation has performed all of its obligations to be performed under the Standard Provisions and the Terms Agreement required to be performed on or prior to the date hereof.

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By: 

Authorized Signatory

INTERNATIONAL FINANCE CORPORATION
A Member of the World Bank Group

cc: Legal files/IFC files